First Corporation

1630 York Ave.

New York, NY

10028

646-415-7987

fax 646-415-9093

February 13, 2006

United States Securities

And Exchange Commission

450 Northwest Avenue

Washington D.C.

20549-0304

Attention:

Susann Reilly

Roger Baer

Raj Ragan

John Reynolds

Re:

First Corporation

                          Address in SB2/A

                          File No. 333-122094

Dear Ms. Reilly, Mr. Baer, Mr. Ragan and Mr. Reynolds:

Please be advised that the address for First Corporation is as above.

It was an error that I didn’t catch at the time and I hope it didn’t cause to much confusion as to where the comments are sent.  Could you resend any comments to the above address and or contact Joseph Emas with any questions or concerns at 305-531-1174.

Yours truly,

First Corporation

/s/ Sheryl Cousineau

________________

Sheryl Cousineau